Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

Second Quarter 2015

Restructuring

During the second quarter of 2015, the Company recorded pre-tax charges of $2.6 million as part of the restructuring and growth plan it announced on October 29, 2014. $2.1 million was associated with discontinued products, which decreased revenue by $1.8 million and increased cost of revenue by $0.3 million and $0.5 million was associated with the transition to the new plant in Southern Israel and increased cost of revenue.

The following table provides a reconciliation of Non-IFRS to IFRS financial data for the three months ended June 30, 2015:

	Non-IFRS	Restructuring	IFRS
	In Thousands USD
Revenue	$101,654	$(1,820)	$99,834
Cost of revenue	50,548	759	51,307
Gross profit	51,106	(2,579)	48,527
Operating income	4,532	(2,579)	1,953
Net income for the period	$3,539	$(2,579)	$960
Net income per share
Basic and diluted (in USD)	0.17	(0.12)	0.05

Revenue

Second quarter revenue before the impact of the restructuring decreased 28.0% to $101.7 million from $141.2 million in the second quarter 2014. Changes in foreign currency exchange rates negatively impacted revenue by $16.9 million, primarily reflecting the weakening of the Euro/U.S. dollar exchange rate by 19%, the Australian Dollar/U.S. Dollar by 17% and the Swedish Krona/U.S. Dollar by 22% versus the same period last year.

Geographical Revenue Breakdown
Adjusted Revenue	Three Months Ended
	June 30, 2014	June 30, 2015	(Decrease)	(Decrease)
	In Millions USD			%
Western Europe	$77.7	$65.1	$(12.6)	(16)%
The Americas	40.9	23.1	(17.8)	(44)%
Asia-Pacific	12.2	9.1	(3.1)	(26)%
Central & Eastern Europe, Middle East, Africa	10.4	4.4	(6.0)	(58)%
Total	$141.2	$101.7	$(39.5)	(28)%

On a constant currency basis the Adjusted revenue comparison is as follows:

Geographical Revenue Breakdown - currency neutral
Adjusted Revenue	Three Months Ended
	June 30, 2014	June 30, 2015 - at Q2-2014 rates	Increase (Decrease)	Increase (Decrease)
	In Millions USD			%
Western Europe	$77.7	$79.4	$1.7	2%
The Americas	40.9	23.6	(17.3)	(42)%
Asia-Pacific	12.2	10.5	(1.7)	(14)%
Central & Eastern Europe, Middle East, Africa	10.4	5.1	(5.3)	(51)%
Total	$141.2	$118.6	$(22.6)	(16)%

The following table sets forth each region’s contribution to total Adjusted revenue and a comparison with the second quarter 2014(in percentage):

Region	Portion of the Adjusted revenue in three months ended
	June 30, 2014	June 30, 2015
The Americas	29.0%	22.7%
Western Europe	54.9%	64.0%
Asia-Pacific	8.7%	8.9%
Central & Eastern Europe, Middle East & Africa	7.4%	4.4%
Total	100.0%	100.0%

The Americas revenue decrease was mainly due to lower demand for sparkling water makers and flavors in the U.S., which is partially due to the product transition as part of the company’s current brand repositioning and growth plan. The decrease in Western Europe revenue was mainly due to changes in foreign currency exchange rates. Excluding the foreign currency exchange impact, Western Europe revenue increased approximately 2% due to increased sales in Germany, Austria and Switzerland partially offset by declines in France and the Nordics. Asia-Pacific revenue decreased primarily due to changes in foreign currency exchange rates combined with lower sales in South Korea. The decrease in CEMEA revenue was due to lower sales in Czech Republic.

Sparkling water maker unit sales decreased 37% to 491,000 from 785,000 in the same period in 2014 mainly due to decreases in the U.S and France partially offset by increases in Germany, Austria and Switzerland. CO2 refill unit sales increased 7% to a record of 6.9 million and flavor unit sales decreased 45% to 5.1 million.

Gross Margin

Gross margin for the second quarter 2015 (before the impact of restructuring costs) was 50.3% compared to 50.5% for the same period in 2014. Second quarter 2015 gross margin was negatively impacted primarily by the unfavorable changes in foreign currency exchange rates offset by higher share of CO2 refills in product mix.

Sales and Marketing

Sales and marketing expenses for the second quarter 2015 totaled $35.1 million, or 34.5% of Adjusted revenue, compared to $46.9 million, or 33.3% for the comparable period in the prior year. The decrease in the expenses was primarily attributable to lower advertising and promotion expenses, mainly in the U.S., which decreased 61.0% compared to the second quarter 2015, and lower distribution costs due to the lower sales volume. Selling and marketing expenses also decreased versus the same period last year due to the changes in foreign currency exchange rates, mainly the weakening of the Euro/U.S. Dollar rate and the Israeli Shekel/U.S. Dollar rate versus the same period last year.

Selling expenses within sales and marketing amounted to $21.6 million, or 21.3% of Adjusted revenue, compared to $25.9 million or 18.4% of revenue in the second quarter 2014. Advertising and promotion expenses decreased $7.5 million to $13.5 million, or 13.3% of Adjusted revenue in the quarter, compared to $21.0 million or 14.9% of revenue in the second quarter 2014.

General and Administrative

General and administrative expenses for the second quarter 2015 were $11.5 million, or 11.3% of Adjusted revenue, compared to $13.1 million, or 9.3% of revenue in the second quarter 2014. The decrease was mainly due to a decrease in share-based payment expenses.

Operating Income

Operating income (before the impact of restructuring costs) decreased to $4.5 million, or 4.5% of Adjusted revenue, compared to $11.2 million, or 8.0% of revenue, in the second quarter 2014. Operating income was negatively impacted from changes in foreign currency exchange rates by approximately $4.5 million.

Tax Expense

Tax expense was $0.4 million with an effective tax rate of 29.5%, compared to $1.1 million with an effective tax rate of 10.6% in the second quarter 2014.

Net Income

Second quarter 2015 net income on an IFRS basis was $1.0 million, or $0.05 per diluted share, based on 21.1 million weighted shares outstanding compared to net income on IFRS basis of $9.2 million, or $0.43 per diluted share, based on 21.3 million weighted shares outstanding in the second quarter 2014.

Earnings per Share

Second quarter 2015 Adjusted diluted earnings per share were $0.17 compared to $0.43 in the second quarter 2014.

Foreign Currency Impact

Changes in foreign currency exchange rates ("FX") had a negative impact on revenue of $16.9 million mainly due to the said weakening in the Euro, the Australian dollar and the Swedish Krona exchange rate against the U.S. dollar compared to their rates in the second quarter of 2014. Conversely, FX had a positive impact on cost of revenue and operating expenses during the second quarter 2015, as approximately 76% of costs and expenses in the second quarter were denominated in currencies other than the U.S. dollar, mainly the Israeli Shekel, which decreased in value by 10.6% against the U.S. dollar compared to its average rate in the same period in 2014. As a result, FX had an overall net negative impact of approximately $4.5 million on operating income.

Balance Sheet

As of June 30, 2015, the Company had cash and cash equivalents and bank deposits of $33.4 million compared to $46.9 million at December 31, 2014. The decrease is primarily attributable to the investments in the Company’s new production facility. As of June 30, 2015, the Company had $39.3 million of bank debt mainly for financing the investments in the new production facility, compared to $43.9 million of bank debt as of December 31, 2014.

Working capital at June 30, 2015, after the impact of the restructuring, decreased 7.9% to $146.2 million compared to $158.8 million at December 31, 2014. Inventories at June 30, 2015 decreased 7.0% to $128.8 million compared to $138.4 million at December 31, 2014

First Half 2015

Restructuring

During the first half of 2015, the Company recorded pre-tax charges of $4.9 million as part of the restructuring and growth plan it announced on October 29, 2014 relating to activities associated with discontinued products, which decreased revenue by $2.8 million and increased cost of revenue by $1.6 million, and $0.5 million associated with the transition to the new plant in Southern Israel.

The following table provides a reconciliation of Non-IFRS to IFRS financial data for the six months ended June 30, 2015:

	Non-IFRS	Restructuring	IFRS
	In Thousands USD
Revenue	$192,998	$(2,820)	$190,178
Cost of revenue	94,128	2,072	96,200
Gross profit	98,870	(4,892)	93,978
Operating income	8,194	(4,892)	3,302
Net income for the period	$11,899	$(4,892)	$7,007
Net income per share
Diluted (in USD)	0.56	(0.23)	0.33

Revenue

First half revenue before the impact of the restructuring decreased 25.6% to $193.0 million from $259.3 million in the first half 2014. Changes in foreign currency exchange rates negatively impacted revenue by $30.3 million, primarily reflecting the weakening of the Euro/U.S. dollar exchange rate by 18.7%, the Australian Dollar/U.S. Dollar by 14.5% and the Swedish Krona/U.S. Dollar by 22.1% versus the same period last year.

Geographical Revenue Breakdown
Adjusted Revenue	Six Months Ended
	June 30, 2014	June 30, 2015	(Decrease)	(Decrease)
	In Millions USD			%
Western Europe	$140.2	$119.7	$(20.5)	(14.6%)
The Americas	75.6	45.9	(29.7)	(39.4%)
Asia-Pacific	24.1	18.0	(6.1)	(25.2%)
Central & Eastern Europe, Middle East, Africa	19.4	9.4	(10.0)	(51.7%)
Total	$259.3	$193.0	$(66.3)	(25.6%)

On a constant currency basis the Adjusted revenue comparison is as follows:

Geographical Revenue Breakdown - currency neutral
Adjusted Revenue	Six Months Ended
	June 30, 2014	June 30, 2015*	Increase (Decrease)	Increase (Decrease)
	In Millions USD			%
Western Europe	$140.2	$145.2	$5.0	3.6%
The Americas	75.6	46.8	(28.8)	(38.1%)
Asia-Pacific	24.1	20.5	(3.6)	(14.9%)
Central & Eastern Europe, Middle East, Africa	19.4	10.8	(8.6)	(44.3%)
Total	$259.3	$223.3	$(36.0)	(13.9%)

* At Q1-2014 and Q2-2014 rates

The following table sets forth each region’s contribution to total Adjusted revenue and a comparison with the first half 2014

(in percentage):

Region	Portion of the Adjusted revenue in six months ended
	June 30, 2014	June 30, 2015
Western Europe	54.0%	62.1%
The Americas	29.2%	23.8%
Asia-Pacific	9.3%	9.3%
Central & Eastern Europe, Middle East & Africa	7.5%	4.8%
Total	100.0%	100.0%

The Americas revenue decrease was mainly due to lower demand for sparkling water makers and flavors in the U.S., which is partially due to the product transition as part of the company’s current brand repositioning and growth plan. The decrease in Western Europe revenue was mainly due to the impact from changes in foreign currency exchange rates. Excluding the foreign currency exchange impact, Western Europe revenue increased approximately 3.6% due to increased sales in Germany, Austria and Switzerland partially offset by declines in France and the Nordics. Asia-Pacific revenue decreased primarily due to changes in foreign currency exchange rates and a decrease in sales in South Korea. The decrease in CEMEA revenue was due to lower sales in Czech Republic and Israel.

Sparkling water maker unit sales decreased 27% to 1.0 million from 1.4 million in the same period in 2014 mainly due to the decrease in the U.S and France partially offset by an increase in Germany, Austria and Switzerland. CO2 refill unit sales increased 5% to a record of 13.0 million and flavor unit sales decreased 44% to 10.0 million.

Gross Margin

First half gross margin (before the impact of restructuring costs) was 51.2% this year compared to 51.3% in the prior year. First half 2015 gross margin was positively impacted primarily by higher share of CO2 refills in product mix offset by unfavorable changes in foreign currency exchange rates.

Sales & Marketing

Sales and marketing expenses decreased by 27.4% to $67.6 million, or 35.0% of Adjusted revenue, compared to $93.1 million, or 35.9% of revenue in first half 2014.

Selling expenses within the sales and marketing expenses amounted to $41.5 million or 21.5% of revenue, compared to $50.7 million or 19.5% of revenue in the first half of 2014. Advertising and promotion expenses were $26.1 million or 13.5% of Adjusted revenue in the first half of 2015, compared to $42.4 million or 16.4% of revenue in the first half of 2014.

General & Administrative

General and administrative expenses for the first half of 2015 were $23.1 million, or 12.0% of Adjusted revenue, compared to $26.4 million, or 10.2% of revenue in 2014. The decrease was mainly due to a decrease in share-based payment expenses.

Operating Income

Operating income (before the impact of restructuring costs) decreased to $8.2 million, or 4.2% of Adjusted revenue compared to $13.6 million or 5.2% of revenue in the first half of 2014. Operating income was negatively impacted from changes in foreign currency exchange rates by approximately $7.1 million.

Tax Expense

Tax expense was $1.4 representing an effective tax rate of 16.4% compared to $1.4 million or an effective tax rate of 11.6% in the first half of 2014.

Net Income

First half 2015 net income on an IFRS basis was $7.0 million, or $0.33 per diluted share, based on 21.1 million weighted shares outstanding, compared to net income of $11.0 million, or $0.52 per diluted share, based on 21.3 million weighted shares outstanding in the first half of 2014.

Earnings per Share

First half 2015 Adjusted diluted earnings per share were $0.56 compared to $0.52 in the first half 2014.

Foreign Currency Impact

Changes in foreign currency exchange rates ("FX") had a negative impact on revenue of $30.3 million mainly due to the said weakening in the Euro, the Australian dollar and the Swedish Krona exchange rates against the U.S. dollar compared to the same period last year. Conversely, FX had a positive impact on cost of revenue and operating expenses during the first half of 2015, as approximately 75% of costs and expenses were denominated in currencies other than the U.S. dollar, mainly the Israeli Shekel, which decreased in value by 11.2% against the U.S. dollar compared to its average rate in the same period in 2014. As a result, FX had an overall net negative impact of approximately $7.1 million on operating income.

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